UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38658

EVENTBRITE, INC.
(Exact Name of Registrant as Specified in Its Charter)

95 Third Street, 2nd Floor
San Francisco, CA 94103
415-692-7779
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.00001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: One (1)

EXPLANATORY NOTE

On March 10, 2026, Bending Spoons US Inc., a Delaware corporation (“Bending Spoons”) completed the acquisition of Eventbrite, Inc., a Delaware corporation (“Eventbrite”) pursuant to the terms of the previously announced Agreement and Plan of Merger, dated as of December 1, 2025 (the “Merger Agreement”), by and among Bending Spoons, Everest Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bending Spoons (“Merger Sub”), and Eventbrite. Pursuant to the Merger Agreement, Merger Sub merged with and into Eventbrite (the “Merger”), with Eventbrite surviving the Merger and becoming a wholly owned subsidiary of Bending Spoons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Eventbrite, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: March 20, 2026

EVENTBRITE, INC.

	By:	/s/ Francesco Patarnello
	Name:	Francesco Patarnello
	Title:	President and Secretary